EARTH RIDES, INC.

REVIEWED FINANCIAL STATEMENTS

MARCH 31, 2021 AND DECEMBER 31, 2020

EARTH RIDES, INC.
REVIEWED FINANCIAL STATEMENTS
MARCH 31, 2021 AND DECEMBER 31, 2020

TABLE OF CONTENTS



KRAFT & COMPANY · CPAs

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management of
Earth Rides, Inc.

We have reviewed the accompanying financial statements of Earth Rides, Inc. (a Corporation), which is comprised of the balance sheet as of March 31, 2021 and December 31, 2020, and the related statements of income (loss), statements of shareholders' equity and cash flows for the period January 1, 2021 to March 31, 2021 and the year ended December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Kraft & Company, PLLC
Nashville, Tennessee
May 6, 2021

Kraft & Company, PLLC

EARTH RIDES, INC.
BALANCE SHEETS
MARCH 31, 2021 AND DECEMBER 31, 2020

ASSETS

	2021	2020
Current Assets:		
Cash and cash equivalents	$ 93,299	$ 83,910
Other assets	455	5,355
Total current assets	93,754	89,265
Property and Equipment:		
Vehicles	110,402	110,402
Less: accumulated depreciation	(11,450)	(11,450)
Total property and equipment, net	98,952	98,952
Other assets:		
Deposits	3,000	-
Total assets	$ 195,706	$ 188,217

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
Current Liabilities:		
Accrued expenses	$ 1,131	$ 751
Total current liabilities	1,131	751
Shareholders' Equity:		
Common stock (20,000,000 issued, 18,000,000 outstanding, $.0001 par value)	200	200
Additional paid in capital	10,511	10,511
Simple Agreement for Future Equity ("SAFE")	225,000	225,000
Retained Earnings	(41,136)	(48,245)
Total Shareholders' Equity	194,575	187,466
Total liabilities and shareholders' equity	$ 195,706	$ 188,217

See Independent Accountants' Review Report and accompanying notes to the financial statements.

EARTH RIDES, INC.
STATEMENTS OF INCOME (LOSS)
PERIOD JANUARY 1, 2021 TO MARCH 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2020

	2021	2020
Revenues		
Rideshare revenue	$ 76,105	$ 25,344
Partnership revenue	12,600	1,950
	88,705	27,294
Cost of Revenues	44,427	23,582
Gross profit	44,278	3,712
General and administrative expenses		
Advertising and marketing	5,004	6,384
Technology	4,245	8,533
Salaries and wages (administrative)	19,977	13,250
Office expense	2,847	6,782
Depreciation	-	11,450
Other operating expenses	5,096	5,558
	37,169	51,957
Net Income (Loss)	$ 7,109	$ (48,245)

See Independent Accountants' Review Report and accompanying notes to the financial statements.

EARTH RIDES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020 AND
THE PERIOD ENDED MARCH 31, 2021

Shareholders' Equity - January 1, 2020	$	-
Issuance of common stock		200
Additional paid in capital		10,511
Simple Agreement for Future Equity ("SAFE") Proceeds		225,000
Net (loss) for the year ended December 31, 2020		(48,245)
Shareholders' Equity - December 31, 2020	$	187,466
Net Income for the period January 1, 2021 to March 31, 2021		7,109
Shareholders' Equity - March 31, 2021	$	194,575

See Independent Accountants' Review Report and accompanying notes to the financial statements.

-3-

EARTH RIDES, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2021 TO MARCH 31, 2021
AND YEAR ENDED DECEMBER 31, 2020

	2021	2020
Cash flows from operating activities:		
Net Income (loss) for the period	$ 7,109	$ (48,245)
Adjustments to reconcile net income (loss) to net cash		
(used) by operating activities:		
Depreciation	-	11,450
Effect on cash from changes in assets and liabilities:		
Other current assets	4,900	(5,355)
Deposits	(3,000)	-
Accounts Payable	380	751
Total adjustments	2,280	6,846
Net cash provided (used) by operating activities	9,389	(41,399)
Cash flows from investing activities:		
Payments for purchase of property and equipment	-	(110,402)
Net cash (used) by investing activities	-	(110,402)
Cash flows from financing activities:		
Issuance of common stock	-	200
Paid in capital	-	10,511
Proceeds from "SAFE" note	-	225,000
Net cash provided by financing activities	-	235,711
Net increase in cash and cash equivalents	9,389	83,910
Cash - beginning of period	83,910	-
Cash - end of period	$ 93,299	$ 83,910

See Independent Accountants' Review Report and accompanying notes to the financial statements.

EARTH RIDES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2021 AND DECEMBER 31, 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization – Earth Rides, Inc. is a corporation organized in the State of Tennessee in 2020. The Company is a ride-hailing application connecting riders with drivers of all electric vehicles operating currently in Nashville, Tennessee with plans to expand to additional cities.

Basis of accounting - The accompanying financial statement has been prepared on the accrual basis of accounting in which revenue is recognized when earned and expenses are recognized when incurred.

Cash and cash equivalents - For purposes of reporting, cash and cash equivalents include cash on hand and cash deposited with banks.

Property and equipment – Property and equipment are recorded at cost and include improvements that significantly add to utility and extend useful lives. Cost of maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method. Depreciation expense totaled $11,450 for the year ended December 31, 2020.

Estimates - The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes – The Company is "C" Corporation under the Internal Revenue Code, and is subject to federal income tax as well as Tennessee state income tax.

NOTE 2 – SIMPLE AGREEMENT FOR FUTURE EQUITY ("SAFE") NOTE:

The Company issued Simple Agreements for Future Equity ("SAFE") notes in the amount of $225,000 during the year ended December 31, 2020. In the event of an equity financing before the termination of the SAFE note, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase amount divided by the Conversion Price subject to the applicable discount rate or the valuation cap. The SAFE note also includes liquidity and dissolution event provisions which dictate the SAFE note holders have priority payback provisions.

NOTE 3 – CONCENTRATION OF CREDIT RISK:

The Company maintains its cash balances in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The balances per bank at March 31, 2021 and December 31, 2020 did not exceed federally insured limits.

NOTE 4 – SUBSEQUENT EVENTS:

Subsequent events have been evaluated through May 6, 2021 which is the date the financial statement was available to be issued.

The Company is currently raising funds through a crowd sourcing platform "WeFunder" and intends to use the funds to purchase additional vehicles, hire additional drivers and expand into a new market.

Effective May 1, 2021 the Company entered into a non-cancellable lease to rent office space for six months at $1,000 per month. The lease has an option to renew for another six month term.